Exhibit 99.1

Press Release

BeyondSpring Appoints Life Sciences Veteran Patrick Fabbio to Board of Directors as an Independent Member

NEW YORK, Jan. 03, 2018 (GLOBE NEWSWIRE) -- BeyondSpring Inc. (NASDAQ:BYSI), a global clinical stage biopharmaceutical company focused on the development and commercialization of innovative cancer therapies, today announced that Mr. Patrick Fabbio has been appointed to the Company’s Board of Directors as an independent director.

Mr. Fabbio was also appointed to the Board's Audit Committee and will serve as Chair of that committee. In addition, each of Dr. Nanxing He, Managing Partner of Shenzhen Sangel Venture Capital Co., Ltd, and Mr. Mulong Liu, Executive Director of two affiliates of Shenzhen Sangel Venture Capital Co., Ltd, resigned from the Board and the Audit Committee. Dr. Quanqi Song, a current independent Board member, was appointed to the Audit Committee.

Mr. Fabbio has more than 20 years of financial leadership experience with both public and private life science and pharmaceutical companies. He currently serves as the Chief Financial Officer of Progenics Pharmaceuticals, Inc., a public biotech company which he joined in November 2015. Previously, he was the Chief Financial Officer of ElectroCore LLP, a privately-held bioelectric medicine healthcare company, and Vice President, Finance for NPS Pharmaceuticals, Inc., a publicly traded, global rare disease company that was acquired by Shire. Mr. Fabbio graduated from Pace University with a B.B.A. in Accounting, and from the Stern School of Business at New York University with a Master’s Degree in Finance and is a certified public accountant, licensed in New Jersey.

“Patrick’s extensive leadership experience across the life science and pharmaceutical industries will allow him to contribute invaluable insights to BeyondSpring,” stated Dr. Lan Huang, Chairman and Chief Executive Officer of BeyondSpring. “As the Company navigates Plinabulin through its registrational studies and transitions to a commercial-stage company over the coming months, he will provide critical insight to BeyondSpring’s Board of Directors during this exciting time in the Company’s history. We thank Dr. He and Mr. Liu for their contributions to BeyondSpring and wish them all the best going forward.”

About BeyondSpring
BeyondSpring is a global clinical stage biopharmaceutical company developing and commercializing innovative cancer therapies with a robust pipeline from internal development and from collaboration with University of Washington in de novo drug discovery using ubiquitination platform. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 clinical trial as a direct anticancer agent in non-small cell lung cancer (Study 103) and two Phase 2/3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN) – Studies 105 and 106. BeyondSpring has a seasoned management team with many years of experience bringing drugs to market.

About Plinabulin
Studies on Plinabulin's mechanism of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the activation of the protein c-Jun. Activated c-Jun enters the nucleus of dendritic cells to upregulate immune-related genes, which contributes to the up-regulation of a series of genes leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia. Plinabulin is given as a single IV infusion in each cycle, 30 minutes to 1 hour after completion of the chemotherapy, offering same day dosing, whereas G-CSF is given 24 hours after chemotherapy. In addition, the use of Plinabulin is not associated with bone pain, which is a frequent side effect with G-CSF.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the company's future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, our expectations regarding the potential safety, efficacy or clinical utility of our product candidates, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACT INFO:

Steve Silver / Jeffrey Goldberger
KCSA Strategic Communications
P: +1-212-682-6300
ssilver@kcsa.com / jgoldberger@kcsa.com

BeyondSpring, Inc.